FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2012

Highlights for the Period

➢  Operating revenues increased 1.0%, reaching Ch$ 4,896,311 million, mainly due to higher energy sales revenues by Ch$ 67,720 million, in line with important increases in demand for electricity, as follows,

•        Chile                5.9%

•        Brazil               4.6%

•        Peru                 5.9%

•        Colombia          3.9%

•        Argentina          3.5%

➢  Physical sales in distribution increased 2,372 GWh, or 4.6%, while in generation, physical sales increased 2,182 GWh, or 4.6%.

➢  Additionally, the number of clients increased by 380 thousand during the last twelve months, considering the six distribution companies, more than offsetting the lower average energy sale price in generation.

➢  Procurement and Services costs increased by 3.5%, reaching Ch$ 2,775,882 million, due to higher energy purchases of Ch$ 63,577 million, increased transportation cost of
Ch$ 56,581 million, and higher fuel consumption by Ch$ 6,457 million. As it has been informed, these higher costs are heavily influenced by more than two years of sustained drought in Chile; however, this situation has been slightly improving since June 2012.

➢  The Company’s EBITDA decreased 2.0%, reaching Ch$ 1,481,124 million, which shows the benefits of being properly diversified.

➢  Financial result was Ch$ 237,603 million loss, 22.4% worse than the same period of 2011. This negative behavior is mainly explained by lower financial revenues due to lower cash availability, and to the effect of the appreciation of the  Chilean peso against the U.S. Dollar.

➢  Net Income before taxes decreased 10.3%, reaching Ch$ 901,360 million.

➢  Taxes decreased by Ch$ 49,599 million, equivalent to 15.7%, due to lower tax effects over companies.

➢  Net income decreased 7,8%, reaching Ch$ 634,409 million.

➢  Net income of the parent company decreased 17,1% or Ch$ 54,468 million.

➢  The diversified portfolio of Enersis Group, allowed us to maintain a well balanced contribution to our EBITDA, by business segment,

•     Distribution:                                      49%

•     Generation and Transmission:           51%

Pg.1

Distribution Business

Consolidated figures for the distribution businesses are detailed as follows:

➢  Operating revenues rose 1.9% to Ch$ 3,350,890 million.

➢  Procurement and service costs were Ch$ 2,170,719 million, 1.6% higher than for the same period of 2011.

➢  EBITDA of the period amounted to Ch$ 730,321 million, 4.6% higher than for the same period of 2011.

➢  Energy sales by clients’ segment for each of our distribution companies were the following:

% Physical Sales	Chile		Argentina		Peru		Brazil				Colombia		TOTAL
9M 2012	Chilectra		Edesur		Edelnor		Ampla		Coelce		Codensa
	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012
Residential	26%	26%	43%	43%	37%	37%	38%	40%	33%	30%	35%	35%	35%	35%
Industrial	23%	21%	8%	7%	19%	19%	11%	9%	15%	11%	7%	7%	13%	12%
Commercial	27%	29%	25%	25%	22%	22%	18%	20%	19%	16%	16%	16%	22%	22%
Others	25%	24%	25%	24%	22%	22%	33%	31%	33%	43%	42%	42%	30%	31%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

EBITDA in the Distribution business, by country, was as follows:

In Chile, EBITDA grew by Ch$ 7,904 million, mainly explained by:

➢  Higher operating margin of Ch$ 6,771 million, due to a better mix of clients and higher demand of 5.4%, as a consequence of the increase in the economic activity.

In Argentina, EBITDA decreased by Ch$ 14,906 million, mainly explained by:

➢  Increase of Ch$ 30,618 million in higher energy purchases costs and greater personnel expenses of  Ch$ 6,752 million, explained by salary increases under union agreements.

➢  Increase of Ch$ 14,624 million in other fixed operating costs due to higher costs in inputs and services hired for grid repair.

➢  This was partially offset by higher revenues of Ch$ 32,014 million, due to a higher demand for electricity and higher average sale price.

In Colombia, EBITDA increased by Ch$ 62,440 million, mostly as a result of:

➢  The lower comparison base, due to the effect of the Colombian government equity tax reform, which implied recording in the first half of 2011 the entire tax payable during the period 2011-2014, which amounted to Ch$ 28,298 million.

➢  Higher energy sales income of Ch$ 58,125 million, an 11.7% increase, explained by a 3.3% increase in physical sales.

➢  This was partially offset by higher procurement and service costs of Ch$ 32,921 million.

In Peru, EBITDA increased by Ch$ 794 million as a result of:

➢  Increase of Ch$ 7,438 million, or 8.0%, in operating margin, due to 5.1% higher demand and higher average energy sales price.

➢  This was partially offset by an increase of Ch$ 7,019 million in personnel expenses, due to the one time effect of a provision reversal registered last year.

In Brazil, EBITDA decreased by Ch$ 24,235 million as a result of:

➢  Lower operating revenues of Ch$ 26,735 million in Ampla, due to a lower average energy sales price, in Chilean pesos, partially offset by an increase of 4.1% in physical sales.

➢  Lower operating revenues in Coelce of Ch$ 34,391, mainly explained by a Ch$ 13,364 million decrease in other operating revenues due to the construction of fixed assets (IFRIC 12), and to lower average energy sales prices, in Chilean pesos, partially offset by an increase of 10.7% in physical sales.

Pg.2

➢  This was partially offset by a decrease of Ch$ 51,375 million in other operating costs.

Generation and Transmission Business

➢   Operating revenues remained almost constant reaching Ch$ 2,003,838 million, due to a lower average energy sale price that more than offset the greater physical sales.

➢   Procurement and services costs increased by 5.3% to Ch$ 1,078,049 million as a result of increases in all of its lines, especially in transportation expenses of Ch$ 20,511 million and other operating costs of Ch$ 15,250 million.

➢   EBITDA amounted to Ch$ 756,002 million, 8.0% lower compared to the same period of last year.

➢   Consolidated electricity generation grew 8.5% to 44,574 GWh, basically explained by better performance in Colombia, Brazil and Chile.

➢   Consolidated physical sales increased 4.6% to 50,039 GWh, mainly because of Colombia, Brazil and Chile.

EBITDA in the Generation business, by country, was as follows:

In Chile, EBITDA decreased by Ch$ 121,734 million, mainly due to:

➢   Lower energy sale revenues of Ch$ 115,906 million due to a 15.0% reduction in average energy sale price, even though energy generation and physical sales increased by 5.5% and 1.8%. respectively.

➢   Higher fuel consumption costs of Ch$ 33,524 million, and higher transportation costs of Ch$ 16,306 million.

➢   This was partially offset by a reduction of Ch$ 29,344 million in energy purchases as a consequence of higher hydro generation and lower thermal dispatch.

In Argentina, EBITDA decreased by Ch$ 13,246 million due to:

➢   Lower operation revenues of Ch$ 50,142 million as a consequence of a reduction in average energy sale prices in pesos, partly explained by the non-renewal of regulatory improvements obtained in 2010.

➢   Higher personnel expenses of Ch$ 3,899 million mainly due to union agreements and larger personnel staff.

➢   This was partially offset by lower fuel consumption cost of Ch$ 39,397 million due to lower thermal generation.

In Colombia, EBITDA grew by Ch$ 85,565 million, mainly due to,

➢   Lower comparison base in other fixed operation costs due to non-recurring effect of the equity tax imposed by the Colombian government, which implied booking on the first quarter of 2011 the full amount payable in the period 2011-2014 of Ch$ 43,067 million.

➢   Increase in operating revenues of Ch$ 65,926 million due to a 6.0% increase in the average energy sale price in pesos and an 11.4% increase in physical sales due to higher hydro generation.

➢   This was partially offset by higher procurement and services costs of Ch$ 19,685 million, mainly explained by higher energy purchases costs of Ch$ 7,078 million and greater fuel consumption costs of Ch$ 5.874 million.

Pg.3

In Peru, EBITDA decreased by Ch$ 1,336 million due to:

➢   Increase of Ch$ 14,202 million in personnel expenses due to a non-recurring effect registered in June 2011, which implied to reclassify a provision that originated a one-time benefit in personnel expenses.

➢   Higher energy purchases costs of Ch$ 9,415 million and higher fuel consumption of Ch$ 8,211 million partly due to higher thermal generation with diesel.

➢   The latter was partially offset by a Ch$ 36,785 million grow in operating revenues mainly explained by an 18.0% increase in average sale energy price and higher physical sales of 2.0%.

In Brazil, EBITDA decreased by Ch$ 15,425 million due to:

➢   Higher procurement and services costs of Ch$ 43,853 million, mainly explained by higher energy purchases costs of Ch$ 27,189 million, both, in Central Fortaleza and Cachoeira Dourada, and by higher other variable costs of Ch$ 17,358 million.

➢   This was partially offset by higher energy sale revenues of Ch$ 18,518 million, due to higher demand in Fortaleza, higher hydraulic availability in Cachoeira Dourada and the increase of Ch$ 15,738 million in other services revenues, reflecting the increase in toll charges in CIEN

Financial Summary

➢  The average nominal interest rate decreased from 9.6% to 8.6%, mainly explained by a lower inflation rate in Chile and better rate conditions in the countries where we operate.

➢  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below on a consolidated basis for Enersis,

•         Cash and cash equivalents                      US$ 1,655 million

•         Committed credit lines available               US$   897 million

•         Non-committed credit lines available        US$  1,869 million

➢  Coverage and protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from fluctuations in these variables.

•         Our exchange rate policy is based on cash flows and we strive to maintain a balance between US dollar indexed flows, and assets and liabilities in such currencies. In addition to this policy, we have contracted cross currency swaps for a total amount of US$ 1,474 million and forwards for US$ 110 million.

•         In order to reduce financial results volatility due to changes in market interest rates, we seek to maintain an adequate balance in our debt structure. Thus, we have contracted interest rate swaps (from variable to fixed rates) for US$ 351 million.

Pg.4

Market Summary

➢  During the period from October 2011 to September 2012, the Chilean Stock Exchange’s index for the most important 40 shares, “IPSA”,  showed a 12.4% increase. Latin American markets where the company operates recorded positive results: BOVESPA (Brazil): 16.5%; Merval (Argentina): 7.0%; COLCAP (Colombia): 8.4%, and ISBVL (Peru) : 28.0%. In Europe, the main Stock Exchanges showed a mixed performance over the last 12 months: IBEX: -7.7%, UKX: 13.3% and FTSE 250: 20.3%. On the other hand, the U.S. market performed positively in line with its economic recovery: S&P 500: 31.1% and Dow Jones Industrial: 26.1% (all yields measured in local currency).

➢  Enersis’ share price dropped from Ch$177.7 in October 3, 2011 to Ch$154.9 in September 30, 2012, which represents a 12.8% decrease for the period. This change is mainly attributable to the impact of the capital increase process announced in July 25, 2012, the negative global economic scenario and the poor hydrology suffered in Chile until the third quarter of 2012.

➢  Enersis’ ADR remained almost flat during the last 12 months. The price fell from US$ 16.6 on October 3, 2011, to US$ 16.4 on September 30, 2012. The global economic situation, as well as the drought affecting Chile and the aforementioned impact of the undergoing capital increase process, affected the equity’s value.

➢  During the last twelve months, Enersis was again among the most actively traded companies in the local market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 8.3 million.

Source: Bloomberg

Pg.5

Risk Rating Classification Information

The key considerations, among others, for the current risk rating are:

•         Its well diversified asset portfolio

•         Strong credit metrics

•         Adequate debt structure

•         Solid liquidity

The Company’s geographic diversification in Latin America provides a natural hedge against different regulations and weather conditions. Most of Enersis’ operating subsidiaries are financially strong and have leading market positions in the countries where Enersis operates.

Among the main events of 2012, we can highlight the following:

➢  Fitch Ratings (January 5, 2012) and Standard & Poor’s (May 2, 2012) affirmed the international credit risk rating for Enersis at “BBB+”, with stable outlook.

➢  On June 18, 2012, Moody's affirmed the “Baa2 with stable outlook” senior unsecured rating of Enersis.

➢  Moreover, on July 13, 2012, Feller Rate ratified the “AA” local rating of Enersis bonds, shares and commercial papers program.

➢  On September 26, 2012, Humphreys assigned “AA” to Enersis local bonds, “AA/Level 1+” to the commercial papers program and “First Class Level 1” to the company’s shares.

➢  Finally, on October 19, 2012, Standard & Poor's confirmed the international credit risk rating for Enersis of "BBB+" with stable Outlook. This took place on the occasion of the reviews of both Enel SpA and Endesa Spain in previous days, in which both credit risk ratings were affirmed with a downgrade in both Outlook from stable to negative, due to the downgrade applied to Spain.

Current international risk ratings are:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

Local ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch	Humphrey’s
Shares	1st Class Level 1	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable	AA / Stable

Pg.6

Table of Contents

Generation and Transmission Business	3
Distribution Business	2
Financial Summary	4
Market Summary	5
Risk Rating Classification Information	6
TABLE OF CONTENTS	7

GENERAL INFORMATION	9
SIMPLIFIED ORGANIZATIONAL STRUCTURE	10
CONSOLIDATED INCOME STATEMENT ANALYSIS	11
NET INCOME	11
NET FINANCIAL INCOME	13
SALE OF ASSETS	13
TAXES	13
CONSOLIDATED BALANCE SHEET ANALYSIS	14
ASSETS UNDER IFRS	14
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	16

LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	17
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	19
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	19
EVOLUTION OF KEY FINANCIAL RATIOS	20
UNDER IFRS	21
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	22

THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	23

ARGENTINA	28
GENERATION	28
Endesa Costanera	28
El Chocón	29
DISTRIBUTION	30
Edesur	30
BRAZIL	31
ENDESA BRASIL	31
GENERATION	31
Cachoeira Dourada	31
Fortaleza (cgtf)	32
TRANSMISSION	33
CIEN	33
DISTRIBUTION	35
Ampla	35
Coelce	36
CHILE	37
GENERATION	37

Pg.7

Endesa Chile	37
DISTRIBUTION	39
Chilectra	39

COLOMBIA	40
GENERATION	40
Emgesa	40
DISTRIBUTION	41
Codensa	41
GENERATION	42
Edegel	42
DISTRIBUTION	43
Edelnor	43

MARKET INFORMATION	45
EQUITY MARKET	45
CONFERENCE CALL INVITATION	49
DISCLAIMER	50

Pg.8

General Information

(Santiago, Chile, Tuesday, November 6, 2012.) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the nine month period ended September 30, 2012. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between September 30, 2011 and September 30, 2012.

Figures as of September 30, 2012 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 473.77 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 489.50 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies:

a)    In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, and Inmobiliaria Manso de Velasco.

b)    Others than Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

*   Includes Endesa Chile Chilean subsidiaries (Endesa Eco, Celta, Pehuenche, San Isidro, merger between San Isidro and Pangue, and Tunel El Melón), non Chilean subsidiaries (Endesa Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies (GasAtacama, Transquillota and HidroAysén.)

**  Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

Pg.9

Simplified Organizational Structure

Pg.10

Consolidated Income Statement Analysis

Net Income

Enersis’ Net Income attributable to the owners of the controller for the cumulative period as of September 30, 2012 reached Ch$ 264,557 million, representing a 17.1% decrease compared to the same period of 2011, which was Ch$ 319,026 million. This is mainly explained by more than two years of sustained drought in Chile; however, this situation has been slightly improving since June 2012.

Under IFRS

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	9M 2011	9M 2012	Var 2011-2012	Chg %	9M 2012
Sales	4,645,608	4,713,328	67,720	1.5%	9,628,863
Energy sales	4,323,338	4,368,869	45,530	1.1%	8,925,166
Other sales	20,770	21,221	451	2.2%	43,352
Other services	301,500	323,239	21,739	7.2%	660,346
Other operating income	203,192	182,982	(20,209)	(9.9%)	373,815
Revenues	4,848,799	4,896,311	47,511	1.0%	10,002,677

Energy purchases	(1,309,276)	(1,372,853)	(63,577)	(4.9%)	(2,804,602)
Fuel consumption	(595,644)	(602,101)	(6,456)	(1.1%)	(1,230,032)
Transportation expenses	(303,241)	(359,822)	(56,581)	(18.7%)	(735,082)
Other variable costs	(475,038)	(441,106)	33,932	7.1%	(901,135)
Procurements and Services	(2,683,200)	(2,775,881)	(92,682)	(3.5%)	(5,670,851)

Contribution Margin	2,165,600	2,120,429	(45,170)	(2.1%)	4,331,827

Other work performed by entity and capitalized	35,665	36,027	362	1.0%	73,600
Employee benefits expense	(269,352)	(302,481)	(33,129)	(12.3%)	(617,939)
Other fixed operating expenses	(420,266)	(372,852)	47,414	11.3%	(761,699)
Gross Operating Income (EBITDA)	1,511,647	1,481,124	(30,523)	(2.0%)	3,025,789
Depreciation and amortization	(313,265)	(331,392)	(18,127)	(5.8%)	(677,000)
Reversal of impairment profit (impairment loss) recognized in profit or loss	1,048	(22,722)	(23,770)	(2267.8%)	(46,419)
Operating Income	1,199,430	1,127,010	(72,421)	(6.0%)	2,302,369

Net Financial Income	(194,141)	(237,603)	(43,462)	(22.4%)	(485,399)
Financial income	134,089	122,017	(12,072)	(9.0%)	249,268
Financial costs	(320,468)	(338,726)	(18,258)	(5.7%)	(691,985)
Gain (Loss) for indexed assets and liabilities	(17,038)	(6,876)	10,162	59.6%	(14,047)
Foreign currency exchange differences, net	9,277	(14,017)	(23,294)	(251.1%)	(28,635)
Gains	68,060	46,089	(21,971)	(32.3%)	94,156
Losses	(58,783)	(60,106)	(1,323)	(2.3%)	(122,791)
Share of profit (loss) of associates accounted for using the equity method	5,848	7,754	1,906	32.6%	15,841
Net Income From Other Investments	376	746	370	98.6%	1,524
Net Income From Sale of Assets	(7,172)	3,453	10,625	148.1%	7,054

Net Income Before Taxes	1,004,341	901,360	(102,981)	(10.3%)	1,841,389
Income Tax	(316,550)	(266,951)	49,599	15.7%	(545,354)
NET INCOME ATTRIBUTABLE TO:	687,791	634,409	(53,382)	(7.8%)	1,296,036
Owners of parent	319,026	264,557	(54,468)	(17.1%)	540,465
Non-controlling interest	368,766	369,852	1,086	0.3%	755,571

Earning per share (Ch$ /share and US$ / ADR)	9.8	8.1	(1.7)	(17.1%)	0.8

Operating income decreased by Ch$ 72,421 million, 6.0% lower than 9M 2011.

Operating revenues and costs breakdown by business line for the nine months period ended September 30, 2011 and September 30, 2012 are:

Pg.11

Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012
Operating Revenues	2,012,421	2,003,838	(0.4%)	4,093,643	3,289,889	3,350,890	1.9%	6,845,536
Operating Costs	(1,320,909)	(1,408,300)	6.6%	(2,877,017)	(2,771,712)	(2,812,754)	1.5%	(5,746,177)
Operating Income	691,513	595,539	(13.9%)	1,216,626	518,177	538,136	3.9%	1,099,359

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012
Operating Revenues	(453,510)	(458,418)	1.1%	(936,502)	4,848,799	4,896,311	1.0%	10,002,677
Operating Costs	443,251	451,753	1.9%	922,886	(3,649,369)	(3,769,301)	3.3%	(7,700,308)
Operating Income	(10,259)	(6,665)	(35.0%)	(13,616)	1,199,430	1,127,010	(6.0%)	2,302,369

Generation and transmission business evidenced an operating income of Ch$ 595,539 million, representing a Ch$ 95,974 million decrease from the same period of 2011. Physical sales increased 4.6%, amounting to 50,039 GWh in this period.

Operating income for generation and transmission business line, detailed by country is presented in the following table:

Table 3	4	3			6	5			8	7
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012
Operating Revenues	908,325	815,382	(10.2%)	1,665,746	341,325	291,183	(14.7%)	594,859	223,042	254,847	14.3%	520,628
% of consolidated	45%	41%		41%	17%	15%		15%	11%	13%		13%
Operating Costs	(662,966)	(687,833)	3.8%	(1,405,174)	(315,891)	(284,625)	(9.9%)	(581,460)	(56,285)	(125,665)	123.3%	(256,722)
% of consolidated	50%	49%		49%	24%	20%		20%	4%	9%		9%

Operating Income	245,360	127,550	(48.0%)	260,571	25,434	6,559	(74.2%)	13,399	166,757	129,182	(22.5%)	263,906
	12	11			10	9
Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012
Operating Revenues	174,349	211,135	21.1%	431,327	365,899	431,825	18.0%	882,175	2,012,421	2,003,838	(0.4%)	4,093,643
% of consolidated	9%	11%		11%	18%	22%		22%	100%	100%
Operating Costs	(94,801)	(135,856)	43.3%	(277,540)	(191,486)	(174,855)	(8.7%)	(357,212)	(1,320,909)	(1,408,300)	6.6%	(2,877,017)
% of consolidated	7%	10%		10%	14%	12%		12%	100%	100%

Operating Income	79,549	75,279	(5.4%)	153,787	174,413	256,969	47.3%	524,963	691,513	595,539	(13.9%)	1,216,626

Distribution business showed a Ch$ 19,959 million higher operating income, totaling Ch$ 538,136 million. Physical sales amounted to 54,316 GWh, representing an increase of 2,373 GWh, or 4.6%. Our clients base increased by 380 thousand of new clients approximately, amounting over 13.9 million customers.

Operating Income for distribution business line, detailed by country, is as follows:

Table 4	4	3			6	5			8	7
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012
Operating Revenues	778,005	744,752	(4.3%)	1,521,455	205,924	241,862	17.5%	494,100	1,471,515	1,410,390	(4.2%)	2,881,287
% of consolidated	24%	22%		22%	6%	7%		7%	45%	42%		42%
Operating Costs	(680,096)	(639,100)	(6.0%)	(1,305,618)	(226,226)	(277,864)	22.8%	(567,649)	(1,211,564)	(1,179,323)	(2.7%)	(2,409,240)
% of consolidated	25%	23%		23%	8%	10%		10%	44%	42%		42%

Operating Income	97,909	105,652	7.9%	215,837	(20,302)	(36,002)	77.3%	(73,549)	259,950	231,067	(11.1%)	472,047
	12	11			10	9
Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012	9M 2011	9M 2012		9M 2012
Operating Revenues	238,636	288,591	20.9%	589,563	595,808	665,295	11.7%	1,359,132	3,289,889	3,350,890	1.9%	6,845,536
% of consolidated	7%	9%		9%	18%	20%		20%	100%	100%
Operating Costs	(183,991)	(235,452)	28.0%	(481,004)	(469,835)	(481,015)	2.4%	(982,667)	(2,771,712)	(2,812,754)	1.5%	(5,746,177)
% of consolidated	7%	8%		8%	17%	17%		17%	100%	100%

Operating Income	54,646	53,139	(2.8%)	108,558	125,974	184,280	46.3%	376,465	518,177	538,136	3.9%	1,099,359

Pg.12

Net Financial Income

The Company’s net financial income as of September 30, 2012 totaled a loss of Ch$ 237,603 million, 22.4% higher than for the same period of 2011. The latter is mainly explained by:

Higher financial expense of Ch$ 18,258 million, mainly due to increases in Edesur of Ch$ 8,828 million for higher average debt and higher fines, in Edegel of Ch$ 7,627 million by updating a contingency with SUNAT and in Costanera of Ch$ 2,817 million for higher average debt cost in this period.

Higher exchange rate expense of Ch$ 23,294 million, mainly explained by losses due to exchange rate variation in cash and cash equivalent of Ch$ 10,407 million and in debtors and other accounts receivable of Ch$ 15,261 million. This was partially offset by gains in commercial accounts and other accounts payable of Ch$ 8,259 million.

Lower financial revenues of Ch$ 12,073 million as a result of lower revenues from cash deposits of Ch$ 6,683 million and from pension plans’ assets in Brazil of Ch$ 3,347 million.

The latter was partially offset by:

Lower adjustment units expenses of Ch$ 10,162 million due to the effect of the UF1 change mainly over UF denominated debt in some companies in Chile. This as a result of the nine month period of 2012 where the UF increased its value by 1.3% compared with an increase of 2.6% in the same period of last year.

Sale of Assets

The net income from sale of assets registered an increase of Ch$ 10,625 million, explained by the recognition in 2011 of the loss generated due to the sale of CAM and Synapsis of Ch$ 9,897 million.

Taxes

Income tax net expense decreased by Ch$ 49,599 million at the end of September 2012. This is explained by decreases in: Endesa Chile by Ch$ 82,573 million, Enersis by Ch$ 28,271 million, Cien by Ch$ 15,041 million, Ampla by Ch$ 3,713 million and Endesa Brasil by  Ch$ 2,871 million. This was partially offset by increases in Pehuenche by Ch$ 42,689 million, Emgesa by Ch$ 19,782 million, Codensa by Ch$ 9,213 million, Edesur by Ch$ 5,940 million and Gas Atacama by Ch$ 2,366 million.

1Unidad de Fomento: Chilean inflation-indexed, peso-denominated monetary unit

Pg.13

Consolidated Balance Sheet Analysis

Assets Under IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of September 30, 2012	Var 2011-2012	Chg %	As of September 30, 2012

CURRENT ASSETS
Cash and cash equivalents	1,219,921	782,663	(437,258)	(35.8%)	1,651,989
Other current financial assets	939	1,476	537	57.2%	3,116
Other current non-financial assets	72,466	100,539	28,073	38.7%	212,211
Trade and other current receivables	977,602	837,819	(139,784)	(14.3%)	1,768,408
Accounts receivable from related companies	35,283	33,580	(1,702)	(4.8%)	70,879
Inventories	77,926	99,842	21,917	28.1%	210,740
Current tax assets	141,828	135,212	(6,616)	(4.7%)	285,396
Non-current assets (or disposal groups) classified as held for sale	-	-	-		-
Total Current Assets	2,525,965	1,991,131	(534,834)	(21.2%)	4,202,738

NON-CURRENT ASSETS
Other non-current financial assets	37,355	68,865	31,510	84.4%	145,355
Other non-current non-financial assets	109,501	88,601	(20,901)	(19.1%)	187,012
Trade accounts receivables and other receivables, net	443,328	475,096	31,767	7.2%	1,002,798
Investment accounted for using equity method	13,193	12,387	(806)	(6.1%)	26,145
Intangible assets other than goodwill	1,467,398	1,146,094	(321,304)	(21.9%)	2,419,093
Goodwill	1,476,404	1,394,214	(82,190)	(5.6%)	2,942,808
Property, plant and equipment, net	7,242,731	7,085,451	(157,280)	(2.2%)	14,955,465
Investment properties	38,056	38,332	276	0.7%	80,908
Deferred tax assets	379,939	445,617	65,678	17.3%	940,576
Total Non-Current Assets	11,207,906	10,754,655	(453,250)	(4.0%)	22,700,161

TOTAL ASSETS	13,733,871	12,745,787	(988,084)	(7.2%)	26,902,900

Total Assets decreased Ch$ 988,084 million, mainly due to:

➢  Ch$ 534,834 million decrease in current assets, equivalent to 21.2%, as a result of:

❖  Decrease in cash and cash equivalents of Ch$ 437,258 million mainly due to: in Enersis,  dividend payment of Ch$ 187,734 million and interest payments associated to dollar denominated bonds of Ch$ 18,579 million and other payments of Ch$ 8,556 million; in Endesa Chile, payment of UF bonds series F and K of Ch $ 121,210 million and dividend payment to third parties by Ch$ 88,467 million; in Emgesa, dividend payment of Ch$ 91,478 million and income taxes of Ch$ 73,934 million and in Codensa, dividend payment of Ch$ 33,771 million. This was partially offset by proceeds from loans of Ch$ 29,852 million in Ampla, received dividens of Ch$ 27,704 million in Endesa Brasil, Ch$ 13,018 million in Cachoeira Dourada and higher revenues from customers of Ch$ 4,710 million in Coelce.

❖  Decrease in trade receivables of Ch$ 139,783 million, explained by decreases in Endesa Costanera of Ch$ 35,270 million, due to the reduction of the account receivable to CAMMESA; in Endesa Chile of Ch$ 34,121 million, due to lower customer billing; in Ampla of Ch$ 21,010 million due to less revenues, in Pehuenche of Ch$ 18,285 million due to lower customer billing and in CIEN of Ch$ 17,294 million. This was partially offset by increase in Coelce of Ch$ 12,428 million and Chilectra of Ch$ 3,945 million.

The latter was partially offset by:

Pg.14

❖  Increase in other current non financial assets of Ch$ 28,073 million, primarily due to increases in Coelce of Ch$ 16,900 million, due to higher investment in R&D programs, and in Ampla of Ch$ 10,845 million.

➢  Ch$ 453,250 million decrease in non-current assets equivalent to 4.0%, mainly due to:

❖  Decrease in non-tangible assets other than goodwill of Ch$ 321,304 million, mainly explained by the effect of the reclassification of accounts receivable of Ch$ 111,327 million, because in the second quarter of 2012 the Brazilian electricity regulator, changed the depreciation period for the assets of the electricity distribution concessions, the decrease of Ch$ 69,454 million, due to amortization of the period, and the conversion effect of Ch$ 217,618 million. This was partially offset by new investments of Ch$ 115,071 million.

❖  Decrease in property, plant and equipment of Ch$ 157,280 million, mainly due to depreciation for the period of Ch$ 261,937 million and to the effect of converting to Chilean pesos subsidiaries whose functional currency is not the Chilean peso by approximately Ch$ 266,299 million. This was partially offset by additions for the period of Ch$ 358,025 million.

❖  Reduction of goodwill of Ch$ 82,190 million, corresponding mainly to the effect of conversion from local currencies to the Chilean peso.

This was partially offset by:

❖  Increase in deferred tax assets of Ch$ 65,678 million primarily from increases in Endesa Chile of Ch$ 54,143 million; Enersis of Ch$ 20,126 million and CIEN of Ch$ 7,931 million. Partially offset by decreases in Coelce for Ch$ 10,277 million and Ampla of Ch$ 9,924 million.

❖  Increase in non-current fees receivable Ch$ 31,767 million, mainly due to increases in Coelce of Ch$35,221 million, Ampla of Ch$ 27,658 million due to modification in the payback period and new fixed assets acquisitions, partially offset by decrease in Endesa Cachoeira of Ch$ 18,225 million, due to transfers to short-term and in Costanera of Ch$ 12,543 million.

Pg.15

Book Value and Economic Value of Assets

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are linearly depreciated by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The goodwill value generated by consolidation represents the acquisition cost surplus on the Group’s stake in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary at the time of acquisition.  Goodwill is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are expressed at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities.  These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg.16

Liabilities and Shareholders’ Equity Under IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of September 30, 2012	Var 2011-2012	Chg %	As of September 30, 2012

CURRENT LIABILITIES
Other current financial liabilities	672,082	642,951	(29,131)	(4.3%)	1,357,095
Trade and other current payables	1,235,064	977,065	(258,000)	(20.9%)	2,062,319
Accounts payable to related companies	157,178	155,554	(1,624)	(1.0%)	328,332
Other short-term provisions	99,703	87,343	(12,360)	(12.4%)	184,357
Current tax liabilities	235,853	162,110	(73,743)	(31.3%)	342,170
Current provisions for employee benefits	-	-	-		-
Other current non-financial liabilities	60,653	87,407	26,753	44.1%	184,492
Liabilities (or disposal groups) classified as held for sale	-	-	-		-
Total Current Liabilities	2,460,534	2,112,429	(348,104)	(14.1%)	4,458,765

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,271,355	2,847,453	(423,902)	(13.0%)	6,010,202
Non-current payables	14,305	12,176	(2,128)	(14.9%)	25,701
Accounts payable to related companies	-	-	-		-
Other-long term provisions	202,574	199,892	(2,681)	(1.3%)	421,919
Deferred tax liabilities	508,438	547,894	39,456	7.8%	1,156,457
Non-current provisions for employee benefits	277,526	246,937	(30,589)	(11.0%)	521,217
Other non-current non-financial liabilities	102,985	70,383	(32,603)	(31.7%)	148,559
Total Non-Current Liabilities	4,377,183	3,924,736	(452,447)	(10.3%)	8,284,054

SHAREHOLDERS' EQUITY
Issued capital	2,824,883	2,824,883	(0)	(0.0%)	5,962,562
Retained earnings (losses)	2,232,969	2,343,297	110,328	4.9%	4,946,064
Share premium	158,760	158,760	-	0.0%	335,099
Other equity changes	-	-	-		-
Reserves	(1,320,883)	(1,530,811)	(209,928)	(15.9%)	(3,231,126)
			-
Equity Attributable to Shareholders of the Company	3,895,729	3,796,129	(99,600)	(2.6%)	8,012,598
Equity Attributable to Minority Interest	3,000,425	2,912,492	(87,933)	(2.9%)	6,147,482
Total Shareholders' Equity	6,896,154	6,708,621	(187,533)	(2.7%)	14,160,080

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,733,871	12,745,787	(988,084)	(7.2%)	26,902,900

The Company’s total liabilities and shareholders’ equity decreased by Ch$ 988,084 million, compared to the period ended on December 31, 2011, due to Ch$ 452,446 million decrease in non-current liabilities, Ch$ 348,105 million in current liabilities and Ch$187,533 million in shareholders’ equity.

➢  Current liabilities decreased by Ch$ 348,105 million, equivalent to 14.1%, mainly due to:

❖  Decrease in trade and other current payables by Ch$ 258,000 million due to decreases in accounts payable for goods and services of Ch$ 174,509 million, power purchase providers of Ch$ 60,164 million, fuel suppliers of Ch$ 10,925 million and liabilities for social programs of Ch$ 11,081 million. The above was partially offset by increases in liabilioties for R&D of Ch$ 4,760 million and maintenance contracts suppliers of Ch$ 4,035 million.

❖  Decrease in current tax liabilities of Ch$ 73,743 million mainly due to declining in Emgesa of Ch$ 15,141 million; Codensa of Ch$ 12,632 million, Coelce of Ch$ 18,021 million; Cachoeira of Ch$ 14,987 million; Chilectra of Ch$ 6,343 million, Edegel for Ch$ 11,245 million; CIEN of Ch$ 5,226 million, and Endesa Chile of Ch $ 4,836 million, partially offset by an increae in Pehuenche of Ch$ 27,360 million.

➢  Non-Current liabilities decreased by Ch$ 452,447 million, equivalent to 10,3%, mainly explained by:

Pg.17

❖  Decrease in other financial liabilities (financial debt and derivatives) of Ch$ 423,802 million, mainly in Endesa Chile of Ch$ 330,717 million for transferring UF-nominated Bond to the short term and to exchange rate effect; in Coelce of Ch $ 68,788 million due to transfer to short-term and conversion effect; in Costanera of Ch$ 61,767 million due to transfers to short-term, in Edegel of Ch$ 33,020 million for the transfer to the short term, in Codensa of Ch$ 26,411 million as the result of conversion effect and transfer to the short term, in Edelnor of Ch$ 13,814 million for transfer to short-term and for new loan, in Edesur of Ch$ 10,555 million for conversion effect and transfer to the short term and in Fortaleza of Ch$ 6,773 million. This is partially offset by increases in Emgesa of Ch$ 71,260 million for the refinancing loan from short term to long term and Ampla of Ch$ 57,316 million for the issuance of new bond and bank loan.

❖  Decrease in other non-current non-financial liabilities of Ch$ 32,603 million, mainly due to the decreases in Emgesa of Ch$ 11,066 million due to transfer to short term of the equity tax payment; in Codensa of Ch$ 7,114 million; in Cien of Ch$ 3,883 million; in Cachoeira of Ch$ 1,714 million; in Ampla of Ch$ 1.600 million and in Gas Atacama of Ch$ 3.191 million.

Equity decreased by Ch$ 187,533 million with respect to the same period of 2011:

❖  The equity attributable to shareholders of the Company decreased by Ch$ 99,600 million, mainly explained by the effect of the comprehensive result for the period of Ch$ 56,685 million, primarily driven by the result of the parent of Ch$ 264,557 million, negative conversion reserves of Ch$ 239,461 million, positive hedge reserve of Ch$ 30,358 million and other reserves of Ch$ 230 million, less dividends of the period of Ch$ 154,460 million.

❖  Non-controlling interest decreased by Ch$ 87,933 million, mainly explained by the effect of the comprehensive result for the period of Ch$ 188,105 million, principally driven by the result for the period of the non-controllers of Ch$ 369,852 million, negative other comprehensive results of the period of Ch$ 181,747 million, and by the reduction in other equity movements of Ch$ 276,038 million.

Pg.18

Debt Maturity with Third Parties, Thousand US$

Table 7
(Thousand US$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	14,603.2	439,248.9	751,618.6	225,826.8	473,335.6	983,904.1	2,888,537.1
Enersis	2,536.6	5,276.2	612,038.8	5,900.4	457,621.6	42,171.2	1,125,544.8
Chilectra	2.2	-	-	-	-	-	2.2
Endesa Chile	12,064.4	433,972.6	139,579.8	219,926.4	15,714.0	941,732.8	1,762,990.1
Argentina	81,407.3	138,054.1	70,726.0	34,745.0	34,267.1	-	359,199.4
Edesur	7,087.3	59,437.7	6,403.4	-	-	-	72,928.3
Costanera	57,900.6	50,274.3	40,313.8	27,410.0	34,267.1	-	210,165.8
Chocón	16,419.5	28,342.0	24,008.8	7,335.0	-	-	76,105.3
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-
Peru	55,241.6	115,613.6	114,039.9	85,646.9	90,158.0	268,264.9	728,964.9
Edelnor	22,771.6	62,468.5	63,086.6	51,928.4	32,794.5	138,568.1	371,617.8
Edegel	32,470.0	53,145.1	50,953.2	33,718.5	57,363.5	129,696.8	357,347.2
Brazil	163,919.7	217,289.3	158,928.1	134,705.3	205,974.0	443,475.8	1,324,292.2
Endesa Brasil	-	-	-	-	-	-	-
Coelce	21,590.1	92,659.6	90,713.8	36,116.0	86,958.9	137,691.7	465,730.1
Ampla	86,302.3	111,719.4	52,885.6	80,767.2	111,346.1	293,610.0	736,630.6
Cachoeira	-	-	-	-	-	-	-
Cien	49,246.9	-	-	-	-	-	49,246.9
Fortaleza	6,780.4	12,910.3	15,328.7	17,822.1	7,669.0	12,174.1	72,684.6
Colombia	-	133,850.2	217,526.0	161,434.8	103,118.4	1,180,362.7	1,796,292.2
Codensa	-	133,850.2	138,848.8	-	80,532.3	261,868.8	615,100.1
Emgesa	-	-	78,677.3	161,434.8	22,586.1	918,493.9	1,181,192.1
TOTAL	315,171.8	1,044,056.0	1,312,838.6	642,358.81	906,853.1	2,876,007.5	7,097,285.8

Debt Maturity with Third Parties, Million Ch$

Table 7.1
(Million Ch$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	6,919	208,103	356,094	106,990	224,252	466,144	1,368,502
Enersis	1,202	2,500	289,966	2,795	216,807	19,979	533,249
Chilectra	1	-	-	-	-	-	1
Endesa Chile	5,716	205,603	66,129	104,195	7,445	446,165	835,252
Argentina	38,568	65,406	33,508	16,461	16,235	-	170,178
Edesur	3,358	28,160	3,034	-	-	-	34,551
Costanera	27,432	23,818	19,099	12,986	16,235	-	99,570
Chocón	7,779	13,428	11,375	3,475	-	-	36,056
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-
Peru	26,172	54,774	54,029	40,577	42,714	127,096	345,362
Edelnor	10,789	29,596	29,889	24,602	15,537	65,649	176,061
Edegel	15,383	25,179	24,140	15,975	27,177	61,446	169,300
Brazil	77,660	102,945	75,295	63,819	97,584	210,106	627,410
Endesa Brasil	-	-	-	-	-	-	-
Coelce	10,229	43,899	42,977	17,111	41,199	65,234	220,649
Ampla	40,887	52,929	25,056	38,265	52,752	139,104	348,993
Cachoeira	-	-	-	-	-	-	-
Cien	23,332	-	-	-	-	-	23,332
Fortaleza	3,212	6,117	7,262	8,444	3,633	5,768	34,436
Colombia	-	63,414	103,057	76,483	48,854	559,220	851,029
Codensa	-	63,414	65,782	-	38,154	124,066	291,416
Emgesa	-	-	37,275	76,483	10,701	435,155	559,613
TOTAL	149,319	494,642	621,984	304,330	429,640	1,362,566	3,362,481

Pg.19

Evolution Of Key Financial Ratios

Table 8
Indicator	Unit	As of Dec 31, 2011	As of September 30, 2012	Var 2011-2012	Chg %
Liquidity	Times	1.03	0.94	(0.09)	(8.7%)
Acid ratio test *	Times	0.99	0.88	(0.11)	(11.1%)
Working capital	Million Ch$	65,431	(121,298)	(186,729)	(285.4%)
Working capital	Thousand US$	138,108	(256,027)	(394,135)	(285.4%)
Leverage **	Times	0.99	0.90	(0.09)	(9.1%)
Short-term debt	%	36.0	35.0	(1.00)	(2.8%)
Long-term debt	%	64.0	65.0	1.00	1.6%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	9M 2011	9M 2012	Var 2011-2012	Chg %
Financial expenses coverage *	Times	4.6	4.1	(0.49)	(11%)
Op. income / Op. rev.	%	24.7	23.0	(1.7)	(6.9%)
ROE **	%	12.2	11.2	(1.0)	(8.0%)
ROA **	%	7.5	7.9	0.4	5.3%
* EBITDA / Financial costs
** Annualized figures

The liquidity ratio at September 30, 2012 was 0.94 times, showing no variation with respect to December 31, 2011. This reflects a stable company with a solid liquidity position, fulfilling its financial liabilities, financing its investments with cash generation and a comfortable debt maturity structure.

The leverage ratio is 0.90 times as of September 30, 2012, reducing by 9.1% compared to December 31,  2011.

The financial expenses coverage shows a fall of 0.49 times, equivalent to 10.7%, moving from 4.61 times as of September 30, 2011 to 4.12 times as of September 30, 2012. This is the result of the increase in the company’s financial cost in this period and the decrease in EBITDA.

The profitability indicator, operating income over operating revenues, fell 6.9% to 23.0% as of September 30, 2012.

On the other hand, the annualized return on equity of the shareholders of the Company is 11.2%, with a fall of 8.0% with respect to September 30, 2011 when it was 12.2%. This was consequence of the lower result reported for the annualized period, compensated by the increase of the equity of the owners.

The annualized return on assets passed from 7.5% as of September 30, 2011 to 7.9% in September 30, 2012 as a result of the decline in the company’s assets, partially offset by a lower result for the annualized present period.

Pg.20

Consolidated Statements of Cash Flows Analysis

Under IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	9M 2011	9M 2012	Var 2011-2012	Chg %	9M 2012

Collection classes provided by operating activities
Proceeds from sales of goods and services	5,749,516	5,782,966	33,450	0.6%	11,814,026
Cash receipts from royalties, fees, commissions and other revenue	60,940	65,797	4,856	8.0%	134,416
Receipts from contracts held for purposes of dealing or trading	-	-	-		-
Receipts from premiums and claims, annuities and other benefits from policies written	-	-	-		-
Other cash receipts from operating activities	243,435	259,047	15,613	6.4%	529,208
Types of payments
Payments to suppliers for goods and services	(3,097,168)	(3,194,537)	(97,369)	(3.1%)	(6,526,123)
Payments from contracts held for dealing or trading	3	-	(3)	(100.0%)	-
Payments to and on behalf of employees	(277,900)	(310,205)	(32,305)	(11.6%)	(633,719)
Payments for premiums and claims, annuities and other policy benefits underwritten	(3,195)	(4,696)	(1,501)	(47.0%)	(9,593)
Other payments for operating activities	(1,094,030)	(1,030,025)	64,005	5.9%	(2,104,239)
Dividends paid	-	-	-		-
Dividends received	-	-	-		-
Payments of interest classified as operating	-	(0)
Proceeds of interest received classified as operating	-	(0)	(0)		(0)
Income taxes refund (paid)	(328,794)	(377,590)	(48,797)	(14.8%)	(771,379)
Other inflows (outflows) of cash	(180,246)	(183,926)	(3,680)	(2.0%)	(375,742)
Net cash flows from (used in) operating activities	1,072,561	1,006,831	(65,730)	(6.1%)	2,056,856

Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	12,662	-	(12,662)	(100.0%)	-
Cash flows used for control of subsidiaries or other businesses	-	-	-		-
Acquisitions of associates	-	-	-		-
Other cash receipts from sales of equity or debt instruments of other entities	-	-	-		-
Other payments to acquire equity or debt instruments of other entities	-	-	-		-
Other proceeds from the sale of interests in joint ventures	-	-	-		-
Cash flows used for the purchase of non-controlling	-	-	-		-
Loans to related companies	-	-	-		-
Proceeds from sales of property, plant and equipment	3,579	400	(3,178)	(88.8%)	818
Purchase of property, plant and equipment	(353,971)	(374,535)	(20,564)	(5.8%)	(765,138)
Proceeds from sales of intangible assets	7,591	-	(7,591)	(100.0%)	-
Acquisitions of intangible assets	(133,280)	(142,114)	(8,833)	(6.6%)	(290,324)
Proceeds from other long term assets.	-	-	-		-
Purchase of other long-term assets	(1,855)	(2,347)	(492)	(26.5%)	(4,794)
Other inflows (outflows) of cash	-	-	-		-
Prepayments and third party loans	(1,259)	-	1,259	(100.0%)	-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Payments arising from futures contracts, forwards, options and swap	-	(0)	(0)		(0)
Cash receipts from futures contracts, forwards, options and swap	-	(0)	(0)		(0)
Proceeds from related	-	-	-		-
Dividends received	4,013	6,848	2,836	70.7%	13,990
Proceeds of interest received classified as operating	15,456	43,027	27,571	178.4%	87,900
Income taxes refund (paid)	-	-	-		-
Other inflows (outflows) of cash	6,291	(24,312)	(30,603)	(486.5%)	(49,667)
Net cash flows from (used in) investing activities	(440,774)	(493,031)	(52,258)	(11.9%)	(1,007,214)
Proceeds from shares issue	-	-	-		-
Proceeds from issuance of other equity instruments	-	-	-		-
Payments to acquire or redeem the shares of the entity	-	-	-		-
Payments for other equity interests	-	-	-		-
Total loan amounts from	491,956	331,334	(160,622)	(32.6%)	676,883
Proceeds from term loans	58,077	238,473	180,396	310.6%	487,177
Proceeds from short-term loans	433,879	92,861	(341,017)	(78.6%)	189,707
Repayments of borrowings	-	0	0		0
Payments of loans	(448,529)	(540,161)	(91,632)	(20.4%)	(1,103,496)
Payments of finance lease liabilities	(8,640)	(7,417)	1,223	14.2%	(15,153)
Repayment of loans to related companies	0	(0)	(0)	(146.9%)	(0)
Proceeds from government grants	-	-	-		-
Dividends paid	(566,338)	(437,637)	128,701	22.7%	(894,049)
Payments of interest classified as operating	(186,251)	(203,679)	(17,428)	(9.4%)	(416,096)
Income taxes refund (paid)	-	-	-		-
Other inflows (outflows) of cash	(5,251)	(21,937)	(16,685)	(317.7%)	(44,814)
Net cash flows from (used in) financing activities	(723,053)	(879,497)	(156,444)	(21.6%)	(1,796,726)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(91,266)	(365,697)	(274,432)	(300.7%)	(747,084)

Effect of exchange rate changes on cash and cash equivalents	67,365	(71,561)	(138,926)	(206.2%)	(146,192)

Increase (decrease) in cash and cash equivalents	(23,901)	(437,258)	(413,357)	(1729.5%)	(893,276)

Cash and cash equivalents at beginning of period	961,355	1,219,921	258,566	26.9%	2,492,178

Cash and cash equivalents at end of period	937,454	782,663	(154,791)	(16.5%)	1,598,903

Pg.21

The company generated a negative net cash flow during the period of Ch$ 365,697 million, compounded by the following:

Operating activities for this period generated a net positive flow of Ch$ 1,006,831 million, a fall of 6.1% compared to the same period of the previous year. This flow is mainly composed of cash receipts from sales and royalties of Ch$ 5,782,966 million and other operating flows of Ch$ 324,844 million, offset by payments to suppliers of Ch$ 3,194,537 million, payment to employees of Ch$ 310,205 million and other operation payments of Ch$ 1,596,237 million.

Investment activities generated a negative net cash flow of Ch$ 493,031 million, a decrease in cash of 11.9% or Ch$ 52,258 million compared to the same period of 2011. These disbursements relate mainly to the acquisition of properties, plant and equipment of Ch$ 374,135 million,  the incorporation of intangible assets (IFRIC 12 in Brazil) of Ch$ 142,114 million, and other  investment disbursements of Ch$ 26,658 million, partially compensated by interests received of Ch$ 43,027 million and other investment amounts of Ch$ 6,848 million.

Financing activities generated a net negative cash flow of Ch$ 879,497 million, mainly for the payment of dividends of Ch$ 437,637 million, loan payments of Ch$ 540,161 million, interest payments of Ch$ 203,679 and other financing disbursements of Ch$ 29,354 million. This was partially offset by loan drawings of Ch$ 331,334 million.

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile

Table 10
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012	9M 2011	9M 2012
Argentina	101.8	-	-	-	-	-	-	-	101.8	-
Peru	-	-	61,600.7	10,339.1	-	-	-	-	61,600.7	10,339.1
Brazil	-	-	172,779.9	-	-	-	-	-	172,779.9	-
Colombia	-	-	27,664.4	27,754.5	-	-	-	-	27,664.4	27,754.5
Others	-	-	-	-	-	-	-	-	-	-
Total	101.8	-	262,045.0	38,093.6	-	-	-	-	262,146.8	38,093.6

Source: Internal Financial Report

Pg.22

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	9M 2011	9M 2012	9M 2012	9M 2011	9M 2012	9M 2012
Endesa Chile	195,400	173,558	354,562	124,390	136,959	279,794
Cachoeira	1,799	4,261	8,705	5,538	4,627	9,453
Endesa Fortaleza	5,521	2,681	5,477	6,072	5,133	10,486
Cien	1,450	2,498	5,103	7,876	10,913	22,294
Chilectra S.A.	18,445	35,167	71,843	16,151	17,510	35,771
Edesur	57,399	68,867	140,688	9,729	10,498	21,446
Edelnor	24,056	35,613	72,754	14,596	16,805	34,331
Ampla (*)	89,003	83,683	170,956	42,547	44,894	91,714
Coelce (*)	41,739	58,246	118,991	30,212	24,236	49,512
Codensa	48,078	50,990	104,168	44,550	47,918	97,892
Cam Ltda.(**)	46	-	-	294	-	-
Inmobiliaria Manso de Velasco Ltda.	1,922	175	358	198	185	378
Synapsis (***)	488		-	478	-	-
Enersis holding and investment companies	777	1,224	2,501	886	975	1,992
Total	486,123	516,963	1,056,104	303,517	320,653	655,062
(*) Includes concessions intangible assets.

The Principal Risks associated to the activities of the Enersis Group

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Group’s activities are subject to certain environmental regulation which Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

•        The approval from regulators of environmental impact studies.

•        That public opposition may not cause delays or modifications to any proposed project and

Pg.23

•        That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

The group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions at any time in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

Financial situation and the results from operations could be adversely affected if risk exposure weren’t efficiently managed in regards to interest rates, prices of commodities, and exchange rates.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 57% as of September 30, 2012 on a consolidated basis.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place hiring derivatives that mitigate these risks. Instruments currently used to accomplish the policy, are interest rate swaps.

The structure of Enersis’ financial debt sort by fixed, protected and variable interest rate, and after derivatives, is as follows:

Net Position:

	September 30 2012	Dec. 31 2011
	%	%
Fixed Interest Rate	57%	62%
Variable Interest Rate	43%	38%
Total	100%	100%

Exchange Rate Risk

The exchange rate risks are mainly related to the following transactions:

  Foreign currency debts raised by Group’s companies.
  Payments to be made on international markets for the acquisition of projects related materials.
  Group companies’ incomes directly linked to the evolution of the dollar, and
  Incoming cash flows from our subsidiaries abroad exposed to exchange rate fluctuations.

Pg.24

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency.  Cross currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy looks to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to price fluctuation risk on some commodities, basically through

  Fuel purchases for the electricity generation and also,
  Energy transactions in the local markets.

In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy in a dry year, including risk mitigation clauses in some unregulated clients’ contracts.

In view of the operative conditions by the electricity generation market in Chile has experienced, like extreme drought and rising oil prices, the company has decided to hire a derivative to place a cap on the Brent price for consumption. As of September 30, 2012 there are no outstanding coverage instruments and instruments taken in the past have been specific and for no considerable monetary amounts. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Liquidity Risk

In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

As of September 30, 2012, the Enersis Group held liquidity in the amount of Ch$ 782,663 million in Cash and Cash Equivalent and Ch$ 212,812 million in committed long term credit lines. As of December 31st, 2011, the Enersis Group held liquidity in the amount of Ch$ 1,219,921 million in Cash and Cash Equivalent and Ch$ 238,832 million in committed long term credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so-called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

Pg.25

In turn, in our electricity distribution business, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits established for each entity.

In the selection of banks for investment, the Group considers those that hold two investment grade classifications, according to the three main international rating agencies (Moody’s, S&P and Fitch Ratings).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged with highly solvent entities; about 80% of operations are conducted with entities that hold an A- or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

  The U.S. dollar Libor interest rate.
  The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and
  The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Pg.26

Taking in consideration the above mentioned hypotheses, the breakdown for VaR in every mentioned type of positions is the following:

Financial Positions	Sept. 30 2012	Dec. 31 2011
	Th Ch$	Th Ch$
Interest Rate	18,614,609	41,560,004
Exchange Rate	4,479,041	3,602,591
Correlation	(225,220)	(310,050)
Total	22,868,430	44,852,545

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions.  If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, and in the case of Enersis, its subsidiaries Endesa Chile and Chilectra, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other debt of the companies mentioned above, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million.

Similarly, nonpayment – after any given applicable grace period - of the debts of Enersis and Endesa Chile or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

Finally, in the case of local bonds of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the Issuer.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk rating agencies could trigger prepayments. Nevertheless, a modification in the Feller Rate and Fitch Ratings Chile local debt risk classification could trigger a change in the applicable margin to determine the interest rate, in the local committed credit lines executed in 2009.

Pg.27

Argentina

Generation

In Argentina, the operating income for the period amounted to Ch$ 6,559 million, representing a 74.2% drop in relation to the same period of 2011. This is primarily explained by lower operating income of Ch$50,142 million, due to a 15.9% reduction in average energy sale price. The foregoing was partially offset by a Ch$ 45,055 million reduction in procurement and service costs, mainly explained by a decrease of 9.2% in energy purchases costs and 15.2% decrease in fuel consumption.

EBITDA from operations in Argentina amounted to Ch$ 24,572 million; namely, 35.0% lower compared to that recorded in 9M 2011.

Endesa Costanera

Endesa Costanera’s operating income decreased by Ch$ 28,210 million, showing a negative result of Ch$ 18,279 million in the 9M 2012 period. This is explained by a 19.1% reduction in operating revenues, due to lower energy sales revenues of Ch$ 58,481 million and by a 13.4% reduction in the average energy sale price. This was partially offset by a Ch$ 42,297 million reduction in procurement and service  costs, mainly due to a 15.2% reduction in fuel consumption and a reduction of Ch$ 3,433 million in transportation costs. Physical sales reached 6,686 GWh, 6.6% lower than same period of 2011.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 5.5% decrease in Chilean pesos as of September 2012, when compared to September 2011.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	306,738	248,232	(58,507)	(19.1%)	507,113
Procurement and Services	(271,307)	(229,009)	42,297	15.6%	(467,843)
Contribution Margin	35,432	19,222	(16,209)	(45.7%)	39,269
Other Costs	(15,637)	(21,878)	(6,242)	(39.9%)	(44,695)
Gross Operating Income (EBITDA)	19,795	(2,656)	(22,451)	(113.4%)	(5,426)
Depreciation and Amortization	(9,865)	(15,624)	(5,759)	(58.4%)	(31,917)
Operating Income	9,930	(18,279)	(28,210)	(284.1%)	(37,343)
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera	9M 2011	9M 2012	Var 2011-2012	Chg%
GWh Produced	7,090	6,573	(517)	(7.3%)
GWh Sold	7,158	6,686	(471)	(6.6%)
Market Share	8.2%	7.4%	(0.8) pp.

Pg.28

El Chocón

El Chocón’s operating income reached Ch$ 22,301 million, reflecting a 34.9% increase when compared to the same period of 2011. This result is mainly explained by 16.4% higher energy sales revenues, due to higher physical sales in the spot market, and a 27.4% decrease in energy purchases costs.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 5.5% decrease in Chilean pesos as of September 2012, when compared to September 2011.

Table 13
El Chocón	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	34,696	40,384	5,688	16.4%	82,501
Procurement and Services	(12,643)	(10,585)	2,058	16.3%	(21,625)
Contribution Margin	22,053	29,799	7,746	35.1%	60,876
Other Costs	(3,425)	(5,510)	(2,085)	(60.9%)	(11,257)
Gross Operating Income (EBITDA)	18,627	24,289	5,661	30.4%	49,619
Depreciation and Amortization	(2,095)	(1,987)	107	5.1%	(4,060)
Operating Income	16,533	22,301	5,768	34.9%	45,560
Figures may differ from those accounted under Argentine GAAP.

Table 13.1
El Chocón	9M 2011	9M 2012	Var 2011-2012	Chg%
GWh Produced	1,703	2,341	638	37.5%
GWh Sold	2,079	2,603	524	25.2%
Market Share	2.4%	2.9%	0.5 pp.

Pg.29

Distribution

Edesur

Our distribution subsidiary, Edesur, showed a 77.3% drop in operating income, showing for this period losses of Ch$ 36,002 million. The negative evolution of the company results are the consequence of increased operating costs derived from the country’s inflation rate, without the corresponding tariff increases because of the delay in fulfilling certain clauses of the Minutes of Agreement executed with the National Government of Argentina, especially the semi-annual recognition of tariff adjustments incorporated into the Cost Monitoring Mechanism (MMC, in its Spanish acronym) and the implementation of an Integral Tariff Review (RTI, in its Spanish acronym) as provided in such Minutes, all of which is heavily impacting Edesur’s financial balance.

Operating revenues increased by Ch$ 35,937 million, 17,5% higher compared to the same period of last year. This is mainly explained by the increase in the average energy sales price. The latter was offset by a Ch$ 30,618 million increase in energy purchases and a Ch$14,624 increase in other operation fixed costs.

Physical sales increased by 1.9% reaching 13,308 GWh. The energy losses in this period were 10.7% and the number of clients grew 1.1%, exceeding 2.39 million.

The net effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 5.5% decrease in Chilean pesos as of September 2012, when compared to September 2011.

Table 14
Edesur	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	205,924	241,862	35,937	17.5%	494,100
Procurement and Services	(103,825)	(133,292)	(29,467)	(28.4%)	(272,302)
Contribution Margin	102,100	108,570	6,470	6.3%	221,797
Other Costs	(111,280)	(132,656)	(21,376)	(19.2%)	(271,004)
Gross Operating Income (EBITDA)	(9,181)	(24,087)	(14,906)	(162.4%)	(49,206)
Depreciation and Amortization	(11,122)	(11,916)	(794)	(7.1%)	(24,343)
Operating Income	(20,302)	(36,002)	(15,700)	(77.3%)	(73,549)
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	9M 2011	9M 2012	Var 2011-2012	Chg%
Customers (Th)	2,367	2,392	26	1.1%
GWh Sold	13,064	13,308	244	1.9%
Clients/Employee	830	834	4	0.5%
Energy Losses %	10.6%	10.7%	0.1%

Pg.30

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 358,790 million, 14.8% lower than the Ch$ 420,987 million reported in the same period of 2011.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	9M 2011	9M 2012	Var 2011-2012	Chg %	9M 2012
Sales	1,460,357	1,464,144	3,786	0.3%	2,991,100
Other operating income	142,014	117,580	(24,434)	(17.2%)	240,204
Total Revenues	1,602,371	1,581,723	(20,648)	(1.3%)	3,231,304
Procurements and Services	(914,674)	(936,116)	(21,442)	(2.3%)	(1,912,392)
Contribution Margin	687,697	645,608	(42,090)	(6.1%)	1,318,912
Other Costs	(186,769)	(180,118)	6,651	3.6%	(367,963)
Gross Operating Income (EBITDA)	500,928	465,490	(35,438)	(7.1%)	950,949
Depreciation and Amortization	(92,664)	(90,206)	2,458	2.7%	(184,282)
Reversal of impairment profit (loss) recognized in profit or loss	12,723	(16,493)	(29,216)	(229.6%)	(33,694)
Operating Income	420,987	358,790	(62,196)	(14.8%)	732,973
Net Financial Income	(43,681)	(66,325)	(22,644)	(51.8%)	(135,495)
Financial income	99,981	79,940	(20,041)	(20.0%)	163,310
Financial expenses	(149,171)	(144,769)	4,403	3.0%	(295,748)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	5,510	(1,496)	(7,006)	(127.2%)	(3,057)
Gains	16,085	3,111	(12,974)	(80.7%)	6,355
Losses	(10,576)	(4,607)	5,968	56.4%	(9,412)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	(0)	(0)		(0)
Net Income from Other Investments	-	0	0		0
Net Income from Sales of Assets	-	2,032	2,032		4,152
Net Income before Taxes	377,306	294,498	(82,808)	(21.9%)	601,630
Income Tax	(85,916)	(64,650)	21,266	24.8%	(132,074)
NET INCOME	291,390	229,848	(61,542)	(21.1%)	469,556
Net Income Attributable to Owners of the Company	208,569	171,087	(37,483)	(18.0%)	349,513
Net Income Attributable to Minority Interest	82,821	58,761	(24,060)	(29.1%)	120,043

Generation

In Brazil, the operating income of our subsidiaries amounted to Ch$ 129,182 million, 22.5% lower than for the same period of 2011, when operating results amounted to Ch$ 166,757 million.

Cachoeira Dourada

The operating income of Cachoeira Dourada was Ch$ 71,741 million, 17.2% higher than for 9M 2011. This is mainly explained by 19.5% of higher energy sales revenues, reaching Ch$ 108,176 million and 3,178 GWh sold, and higher average sale price of 7.1%. This was partially offset by an increase in energy purchases costs of Ch$ 7,171 million.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.3% reduction in Chilean pesos in September 2012 when compared to September 2011.

Pg.31

Table 16
Cachoeira	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	90,531	108,192	17,661	19.5%	221,026
Procurement and Services	(19,653)	(27,459)	(7,806)	(39.7%)	(56,097)
Contribution Margin	70,878	80,733	9,855	13.9%	164,929
Other Costs	(4,084)	(4,305)	(221)	(5.4%)	(8,795)
Gross Operating Income (EBITDA)	66,794	76,428	9,633	14.4%	156,134
Depreciation and Amortization	(5,595)	(4,687)	908	16.2%	(9,575)
Operating Income	61,199	71,741	10,542	17.2%	146,559
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	9M 2011	9M 2012	Var 2011-2012	Chg%
GWh Produced	2,047	2,755	708	34.6%
GWh Sold	2,849	3,178	329	11.6%
Market Share	0.9%	1.0%	0.1 pp.

Fortaleza (cgtf)

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 32,880 million, evidencing a 17.2% decrease as compared to the same period of the previous year. This is mainly explained by an increase in energy purchases costs of 106.1%, due to a 155.6% increase in average energy purchase price. This was  partially offset by a decrease in other operating costs of Ch$ 9,281, a 144.0% lower when compared to 9M 2011.

Physical sales of the period reached 2,124 GWh, 5.5% more than the same period of last year.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.3% reduction in Chilean pesos in September 2012 when compared to September 2011.

Table 17
Fortaleza	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	98,999	97,422	(1,577)	(1.6%)	199,024
Procurement and Services	(48,573)	(53,809)	(5,236)	(10.8%)	(109,926)
Contribution Margin	50,427	43,614	(6,813)	(13.5%)	89,098
Other Costs	(4,583)	(5,549)	(966)	(21.1%)	(11,335)
Gross Operating Income (EBITDA)	45,844	38,065	(7,779)	(17.0%)	77,763
Depreciation and Amortization	(6,120)	(5,185)	936	15.3%	(10,592)
Operating Income	39,723	32,880	(6,843)	(17.2%)	67,171
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	9M 2011	9M 2012	Var 2011-2012	Chg%
GWh Produced	348	789	441	126.7%
GWh Sold	2,012	2,124	112	5.5%
Market Share	0.6%	0.6%	(0.0) pp.

Pg.32

Transmission

CIEN

Our transmission subsidiary, CIEN, showed a decrease in operating income of Ch$ 41,533 million, reaching Ch$ 27,098 million. This is explained because 2011 results were positively impacted by a provision reversal for accounts receivable considered not recoverable for Ch$20.936 million and another one, amounting to Ch$27.827 million, corresponding to sales tax that does not apply in 2012.

Operating revenues increased by Ch$ 14,255 million, due to the fully registration of toll charges during this year (RAP – Permitted Annual Remuneration) of Ch$ 53,115 million, whereas 2011 figures only include this item since the end of April.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.3% reduction in Chilean pesos in September 2012 when compared to September 2011.

Pg.33

Table 18
Cien (*)	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	38,860	53,115	14,255	36.7%	108,508
Procurement and Services	21,116	(8,680)	(29,796)	(141.1%)	(17,733)
Contribution Margin	59,975	44,434	(15,541)	(25.9%)	90,774
Other Costs	(4,362)	(6,381)	(2,019)	(46.3%)	(13,036)
Gross Operating Income (EBITDA)	55,614	38,053	(17,561)	(31.6%)	77,738
Depreciation and Amortization	(7,919)	(10,955)	(3,036)	(38.3%)	(22,380)
Reversal of impairment profit (loss) recognized in profit or loss	20,936	-	(20,936)	(100.0%)	-
Operating Income	68,631	27,098	(41,533)	(60.5%)	55,359
Figures may differ from those accounted under Brazilian GAAP.

Pg.34

Distribution

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 231,067 million, which is 11.1% lower than that obtained in the same period of the previous year.

Ampla

Ampla’s operating income amounted to Ch$ 118,731 million, which compared to previous year,  represents a decrease of 7.5%.  This lower result is mostly due to lower energy sales revenues of Ch$ 12,053 million and higher transportation costs of Ch$ 29,329 million. This was partially offset by Ch$ 19,176 million reduction in energy purchases costs and Ch$ 25,923 million in other operating costs.

Physical sales grew by 4.2%, reaching 7,943 GWh. Energy losses dropped by 0.4 p.p., going from 19.8% to 19.4%.  The number of Ampla’s clients increased by 70 thousand, thus exceeding 2.69 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.3% reduction in Chilean pesos in September 2012 when compared to September 2011.

Table 19
Ampla	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	829,718	802,983	(26,735)	(3.2%)	1,640,415
Procurement and Services	(555,716)	(539,945)	15,770	2.8%	(1,103,055)
Contribution Margin	274,003	263,038	(10,965)	(4.0%)	537,360
Other Costs	(98,219)	(87,394)	10,825	11.0%	(178,537)
Gross Operating Income (EBITDA)	175,783	175,644	(139)	(0.1%)	358,824
Depreciation and Amortization	(42,547)	(44,893)	(2,346)	(5.5%)	(91,713)
Reversal of impairment profit (loss) recognized in profit or loss	(4,904)	(12,020)	(7,116)	(145.1%)	(24,556)
Operating Income	128,332	118,731	(9,601)	(7.5%)	242,555
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	9M 2011	9M 2012	Var 2011-2012	Chg%
Customers (Th)	2,621	2,691	70	2.7%
GWh Sold	7,627	7,943	317	4.2%
Clients/Employee	2,197	2,312	115	5.2%
Energy Losses %	19.8%	19.4%	(0.3) pp.

Pg.35

Coelce

Coelce’s operating income decreased by 14.7% reaching Ch$ 112,336 million. This  performance is mostly due to a Ch$ 34,391 million decrease in  operating revenues, mainly due to lower other operating revenues explained by Ch$ 13,364 million due to the construction of fixed assets (IFRIC 12) and a 12.1% reduction in average energy sale price. This was partially offset by an increase of 10.7% in physical sales.

Physical sales increased by 10.6%, amounting to 7,265 GWh.  Energy losses increased by 0.4 p.p. up to 12.4%.  Coelce’s number of clients expanded by 121 thousand, reaching 3.3 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 12.4% reduction in Chilean pesos in September 2012 when compared to September 2011.

Table 20
Coelce	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	641,796	607,406	(34,390)	(5.4%)	1,240,871
Procurement and Services	(409,831)	(395,675)	14,155	3.5%	(808,326)
Contribution Margin	231,966	211,731	(20,234)	(8.7%)	432,546
Other Costs	(66,826)	(70,687)	(3,861)	(5.8%)	(144,406)
Gross Operating Income (EBITDA)	165,140	141,044	(24,096)	(14.6%)	288,140
Depreciation and Amortization	(33,521)	(28,708)	4,813	14.4%	(58,648)
Operating Income	131,619	112,336	(19,282)	(14.7%)	229,492
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	9M 2011	9M 2012	Var 2011-2012	Chg%
Customers (Th)	3,190	3,311	121	3.8%
GWh Sold	6,566	7,265	699	10.6%
Clients/Employee	2,468	2,551	83	3.4%
Energy Losses %	12.0%	12.4%	0.4 pp.

Pg.36

Chile

Generation

Endesa Chile

Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	9M 2011	9M 2012	Var 2011-2012	Chg %	9M 2012
Sales	1,791,612	1,749,767	(41,845)	(2.3%)	3,574,601
Other operating income	12,368	4,317	(8,051)	(65.1%)	8,818
Total Revenues	1,803,980	1,754,084	(49,896)	(2.8%)	3,583,419
Procurements and Services	(977,776)	(989,211)	(11,434)	(1.2%)	(2,020,859)
Contribution Margin	826,203	764,873	(61,330)	(7.4%)	1,562,560
Other Costs	(161,788)	(154,366)	7,422	4.6%	(315,354)
Gross Operating Income (EBITDA)	664,416	610,507	(53,908)	(8.1%)	1,247,206
Depreciation and Amortization	(129,427)	(141,094)	(11,667)	(9.0%)	(288,242)
Reversal of impairment profit (loss) recognized in profit or loss	(4,327)	(29)	4,298	99.3%	(59)
Operating Income	530,662	469,384	(61,277)	(11.5%)	958,906
Net Financial Income	(101,126)	(108,802)	(7,676)	(7.6%)	(222,271)
Financial income	10,185	13,314	3,128	30.7%	27,198
Financial expenses	(100,967)	(113,136)	(12,169)	(12.1%)	(231,125)
Income (Loss) for indexed assets and liabilities	(3,880)	(896)	2,984	76.9%	(1,831)
Foreign currency exchange differences, net	(6,464)	(8,084)	(1,620)	(25.1%)	(16,514)
Gains	12,339	13,104	765	6.2%	26,770
Losses	(18,802)	(21,187)	(2,385)	(12.7%)	(43,284)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	90,136	76,722	(13,414)	(14.9%)	156,736
Net Income from Other Investments	376	672	297	78.9%	1,373
Net Income from Sales of Assets	711	25	(686)	(96.4%)	52
Net Income before Taxes	520,759	438,003	(82,757)	(15.9%)	894,796
Income Tax	(149,693)	(135,825)	13,868	9.3%	(277,477)
NET INCOME	371,066	302,177	(68,888)	(18.6%)	617,318
Net Income Attributable to Owners of the Company	278,006	166,367	(111,639)	(40.2%)	339,872
Net Income Attributable to Minority Interest	93,060	135,810	42,750	45.9%	277,447

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

The operating income in Chile for this period amounted to Ch$ 127,550 million, a  decrease of 48.0% compared to the same period of 2011. This is mostly explained by a decrease in energy sales revenues of Ch$ 115,906 million, and increases of 12.9% in fuel consumption and 16.8% in transportation costs. This was partially offset by a reduction of 17.5% in energy purchases costs.

The foregoing was also affected by a 14.7% reduction in the average energy sale price expressed in Chilean pesos. Physical sales grew 1.8% reaching 15,981 GWh.

EBITDA of the business in Chile, or gross operating result, was Ch$ 191,323 million in this period, which represents a 38.9% decrease when compared to same period of 2011.

Pg.37

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	908,325	815,382	(92,943)	(10.2%)	1,665,746
Procurement and Services	(529,538)	(543,815)	(14,278)	(2.7%)	(1,110,961)
Contribution Margin	378,788	271,567	(107,221)	(28.3%)	554,785
Other Costs	(65,730)	(80,244)	(14,514)	(22.1%)	(163,931)
Gross Operating Income (EBITDA)	313,057	191,323	(121,734)	(38.9%)	390,854
Depreciation and Amortization	(67,698)	(63,773)	3,925	5.8%	(130,282)
Operating Income	245,360	127,550	(117,810)	(48.0%)	260,571

Table 22.1
Chilean Electricity Business	9M 2011	9M 2012	Var 2011-2012	Chg%
GWh Produced	14,499	15,296	797	5.5%
GWh Sold	15,697	15,981	284	1.8%
Market Share	36.4%	35.1%	(1.3) pp.

Pg.38

Distribution

Chilectra

In Chile, our subsidiary Chilectra showed an operating income of Ch$ 105,652 million, which represents an increase of 7.9% compared to 9M 2011.  This better performance is mainly due to Ch$ 46,553 million lower energy purchases costs. The above was partially offset by a decrease in operating revenues of Ch$ 33,253 million, a 4.3% less than in 2011, which is explained by a 5.3% decrease in energy sales.

Energy losses were 5.4%, an increase of 0.1 p.p when compared to same period of 2011. Physical energy sales increased by 5.4%, reaching 10,775 GWh.

The number of clients expanded by 21 thousand clients, reaching more than 1.65 million during the present period.

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	9M 2011	9M 2012	Var 2011-2012	Chg %	9M 2012
Sales	769,463	738,043	(31,420)	(4.1%)	1,507,748
Other operating income	8,542	6,709	(1,832)	(21.5%)	13,707
Total Revenues	778,005	744,752	(33,253)	(4.3%)	1,521,455
Procurements and Services	(592,284)	(552,260)	40,024	6.8%	(1,128,211)
Contribution Margin	185,721	192,493	6,771	3.6%	393,244
Other Costs	(63,785)	(62,652)	1,132	1.8%	(127,993)
Gross Operating Income (EBITDA)	121,937	129,840	7,904	6.5%	265,251
Depreciation and Amortization	(19,117)	(20,479)	(1,362)	(7.1%)	(41,837)
Reversal of impairment profit (loss) recognized in profit or loss	(4,910)	(3,708)	1,201	24.5%	(7,576)
Operating Income	97,909	105,652	7,743	7.9%	215,837
Net Financial Income	8,005	7,964	(41)	(0.5%)	16,270
Financial income	12,510	8,226	(4,284)	(34.2%)	16,805
Financial expenses	(3,934)	(1,097)	2,837	72.1%	(2,241)
Income (Loss) for indexed assets and liabilities	2	961	959	53718.5%	1,964
Foreign currency exchange differences, net	(572)	(126)	447	78.1%	(256)
Gains	698	516	(182)	(26.1%)	1,054
Losses	(1,270)	(641)	629	49.5%	(1,310)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	47,616	32,654	(14,962)	(31.4%)	66,710
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	2	(79)	(82)	(3807.2%)	(162)
Net Income before Taxes	153,533	146,192	(7,341)	(4.8%)	298,655
Income Tax	(22,105)	(20,717)	1,388	6.3%	(42,323)
NET INCOME	131,428	125,475	(5,953)	(4.5%)	256,332
Net Income Attributable to Owners of the Company	131,428	125,474	(5,953)	(4.5%)	256,331
Net Income Attributable to Minority Interest	-	-	-	-	-

Table 23.1
Chilectra	9M 2011	9M 2012	Var 2011-2012	Chg%
Customers (Th)	1,630	1,651	21	1.3%
GWh Sold	10,223	10,775	552	5.4%
Clients/Employee	2,286	2,252	(34)	(1.5%)
Energy Losses %	5.4%	5.4%	(0.1) pp.

Pg.39

Colombia

Generation

Emgesa

The operating income of our generation subsidiary in Colombia amounted to Ch$ 256,969 million in this period, increasing by Ch$ 82,557 million or by the equivalent of 47.3% compared to the same period of 2011. The main effect comes from the impact of the one-time effect of the Equity Tax, which entailed registering –on January 1, 2011- the total amount payable under this concept during the entire 2011-2014 periods.

Operating revenues also showed a good performance, reaching Ch$ 431,825 million, a 18% increase compared to the same period of 2011, mainly explained by a 18.3% increase in energy sales revenues. This was partially offset by a Ch$ 19,685 million increase in procurement and services costs, 19.4% higher than for the same period of the last year, mainly due to higher energy purchases of Ch$ 7,078 million and higher fuel consumption of Ch$ 5,874 million, representing a 31.2% and 31.6% increase respectively compared to 9M 2011.

Physical energy sales grew by 11.4% reaching 12,305 GWh and EBITDA in Emgesa grew by 42.7% in the period, reaching Ch$ 286,068 million.

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was positive, resulting in a 4.8% increase in Chilean pesos as of September 2012, when compared to September 2011.

Table 24
Emgesa	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	365,899	431,825	65,926	18.0%	882,175
Procurement and Services	(101,373)	(121,058)	(19,685)	(19.4%)	(247,310)
Contribution Margin	264,526	310,766	46,240	17.5%	634,865
Other Costs	(64,024)	(24,699)	39,325	61.4%	(50,457)
Gross Operating Income (EBITDA)	200,502	286,068	85,565	42.7%	584,408
Depreciation and Amortization	(26,089)	(29,098)	(3,009)	(11.5%)	(59,445)
Operating Income	174,413	256,969	82,557	47.3%	524,963
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	9M 2011	9M 2012	Var 2011-2012	Chg%
GWh Produced	8,616	10,249	1,633	19.0%
GWh Sold	11,041	12,305	1,263	11.4%
Market Share	18.6%	19.4%	0.8 pp.

Pg.40

Distribution

Codensa

In Colombia, Codensa’s operating income during this period was Ch$ 184,275 million, an increase of Ch$ 58,302 million, equivalent to 46.3%. The main effect arose from the impact of the reform on Equity Taxes, which entailed registering –on January 1, 2011- the total amount payable under this concept during the entire 2011-2014 period. Additionally, during the period operating revenues increased 11.7%, reaching Ch$ 665,295 million, explained by Ch$ 58,125 million higher energy sales revenues, a 11.7% increase compared to same period 2011.

The latter was partially offset by higher operating costs, mainly explained by a 11.0% increase in energy purchases costs.

Physical sales grew by 3.3%, reaching 9,882 GWh in the period. Energy losses dropped by 0.4 p.p. to 7.7% and the number of clients increased by 91 thousand, exceeding 2.68 million.

The net effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was positive, resulting in a 4.8% increase in Chilean pesos as of September 2012, when compared to September 2011.

Table 25
Codensa	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	595,808	665,295	69,487	11.7%	1,359,132
Procurement and Services	(328,112)	(361,033)	(32,921)	(10.0%)	(737,554)
Contribution Margin	267,697	304,263	36,566	13.7%	621,578
Other Costs	(93,757)	(67,887)	25,870	27.6%	(138,686)
Gross Operating Income (EBITDA)	173,940	236,376	62,436	35.9%	482,893
Depreciation and Amortization	(47,966)	(52,101)	(4,134)	(8.6%)	(106,437)
Operating Income	125,974	184,275	58,302	46.3%	376,456
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	9M 2011	9M 2012	Var 2011-2012	Chg%
Customers (Th)	2,598	2,689	91	3.5%
GWh Sold	9,568	9,882	314	3.3%
Clients/Employee	2,353	2,373	20	0.8%
Energy Losses %	8.2%	7.7%	(0.4) pp.

Pg.41

Peru

Generation

Edegel

In Peru, the operating income of our generation subsidiary amounted to Ch$ 75,279 million in this period,  a 5.4% decrease when compared to that registered in the same period of 2011.  This lower result is explained mainly by an increase in payroll expenses of Ch$14,202 million, due to a provision reversion made on June 2011 which caused a positive result of Ch$ 5,084 million in payroll expenses in 9M 2011 period, compared to the negative result of Ch$9,118 million in this period. The provision reversion was due to the transition to IFRS.

Operating revenues showed a 21.1% growth compared to the same period of 2011, mainly due to a Ch$ 35,111 million increase in energy sales. This was partially offset by higher energy purchases of Ch$ 9,415 million and higher fuel consumption of Ch$ 8,211 million, which represents 82.8% and 23.0% increases respectively.

Physical sales grew by 2.0% reaching 7,162 GWh. EBITDA of the business in Peru amounted to Ch$ 104,434 million in this period, representing a decrease of 1.3% when comparing it to the same period of 2011.

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 7.5% increase in Chilean pesos as of September 2012, when compared to September 2011.

Table 26
Edegel	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	174,349	211,135	36,785	21.1%	431,327
Procurement and Services	(63,001)	(84,824)	(21,823)	(34.6%)	(173,287)
Contribution Margin	111,348	126,311	14,963	13.4%	258,040
Other Costs	(5,578)	(21,877)	(16,298)	(292.2%)	(44,692)
Gross Operating Income (EBITDA)	105,770	104,434	(1,336)	(1.3%)	213,348
Depreciation and Amortization	(26,221)	(29,155)	(2,934)	(11.2%)	(59,561)
Operating Income	79,549	75,279	(4,270)	(5.4%)	153,787
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel	9M 2011	9M 2012	Var 2011-2012	Chg%
GWh Produced	6,775	6,572	(204)	(3.0%)
GWh Sold	7,021	7,162	141	2.0%
Market Share	29.5%	28.6%	(0.9) pp.

Pg.42

Distribution

Edelnor

Our subsidiary Edelnor showed an operating income of Ch$ 53,139 million, 2.8% lower than same period in 2011. Just as in the case of Edegel, this is mainly explained by an increase in payroll expenses, due to a provision reversion made on June 2011, making payroll expenses to pass from Ch$ 5,663 million in 9M 2011, to Ch$ 12,833 million in this period, which is an increase of 126.6%.

Operating revenues showed a 20.9% growth compared to 2011, mainly due to a Ch$ 47,350 million increase in energy sales. This was partially offset by higher energy purchases of Ch$ 35,337 million.

Energy losses decreased by 0.1 p.p. reaching 8.1% in the current year. The number of clients expanded by 52 thousand, exceeding 1.18 million clients.

The net effect of translating the financial statements from Peruvian sol to Chilean peso in both periods resulted in a 7.5% increase in Chilean pesos as of September 2012, when compared to September 2011.

Table 27
Edelnor	Million Ch$				Thousand US$
	9M 2011	9M 2012	Var 2011-2012	Chg%	9M 2012
Operating Revenues	238,636	288,591	49,955	20.9%	589,563
Procurement and Services	(145,997)	(188,514)	(42,517)	(29.1%)	(385,116)
Contribution Margin	92,639	100,077	7,438	8.0%	204,447
Other Costs	(21,934)	(28,579)	(6,645)	(30.3%)	(58,384)
Gross Operating Income (EBITDA)	70,705	71,498	793	1.1%	146,063
Depreciation and Amortization	(16,059)	(18,359)	(2,300)	(14.3%)	(37,506)
Operating Income	54,646	53,139	(1,507)	(2.8%)	108,557
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edelnor	9M 2011	9M 2012	Var 2011-2012	Chg%
Customers (Th)	1,132	1,184	52	4.6%
GWh Sold	4,895	5,142	247	5.1%
Clients/Employee	2,028	1,964	(65)	(3.2%)
Energy Losses %	8.2%	8.1%	(0.1) pp.

Pg.43

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the period ended in September 30, 2011 and September 30, 2012, detailed as follows:

Table 28
	9M 2011			9M 2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	1,803,980	(1,273,318)	530,662	1,754,084	(1,284,699)	469,384
Cachoeira (**)	90,531	(29,332)	61,199	108,192	(36,451)	71,741
Fortaleza (***)	98,999	(59,276)	39,723	97,422	(64,542)	32,880
Cien (**)	38,860	29,771	68,631	53,115	(26,017)	27,098
Chilectra	778,005	(680,096)	97,909	744,752	(639,100)	105,652
Edesur	205,924	(226,226)	(20,302)	241,862	(277,864)	(36,002)
Distrilima (Edelnor)	238,636	(183,991)	54,646	288,591	(235,452)	53,139
Ampla	829,718	(701,387)	128,332	802,983	(684,253)	118,731
Coelce	641,796	(510,178)	131,619	607,406	(495,070)	112,336
Codensa	595,808	(469,835)	125,974	665,295	(481,020)	184,275
CAM Ltda.	15,739	(17,179)	(1,439)	-	-	-
Inmobiliaria Manso de Velasco Ltda.	4,576	(3,806)	770	9,233	(3,706)	5,527
Synapsis Soluciones y Servicios IT Ltda.	6,693	(6,556)	137	-	-	-
ICT	4,026	(3,926)	100	4,011	(4,263)	(251)
Enersis Holding and other investment vehicles	27,241	(40,215)	(12,974)	30,975	(42,959)	(11,984)
Consolidation Adjustments	(531,734)	526,180	(5,555)	(511,611)	506,095	(5,516)
Total Consolidation	4,848,799	(3,649,369)	1,199,430	4,896,311	(3,769,302)	1,127,009

Table 28.1
	9M 2012
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	3,583,419	(2,624,514)	958,906
Cachoeira (**)	221,026	(74,467)	146,559
Fortaleza (***)	199,024	(131,854)	67,171
Cien (**)	108,508	(53,149)	55,359
Chilectra	1,521,455	(1,305,618)	215,837
Edesur	494,100	(567,649)	(73,549)
Distrilima (Edelnor)	589,563	(481,006)	108,557
Ampla	1,640,415	(1,397,861)	242,555
Investluz (Coelce)	1,240,871	(1,011,379)	229,492
Codensa	1,359,132	(982,676)	376,456
CAM Ltda.	-	-	-
Inmobiliaria Manso de Velasco Ltda.	18,861	(7,571)	11,290
Synapsis Soluciones y Servicios IT Ltda.	-	-	-
ICT	8,195	(8,708)	(513)
Enersis Holding and other investment vehicles	63,279	(87,761)	(24,482)
Consolidation Adjustments	(1,045,171)	1,033,902	(11,269)
Total Consolidation	10,002,679	(7,700,310)	2,302,368

(*) Since January 1st, 2009, includes Gas Atacama, Transquillota and HydroAysén

(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.

(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Pg.44

Market Information

Equity Market

New York Stock Exchange (NYSE)

The charts below show the performance of Enersis’ ADS (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months, as well as the trading volume, both in the NYSE.

Source: Bloomberg

Pg.45

Santiago Stock Exchange (BCS)

The charts below show the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchanges:

Source: Bloomberg

Pg.46

Madrid Stock Exchange (Latibex) - Spain

The charts below show Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the local stock index (IBEX), as well as the daily average trading volume in the Latibex.

Source: Bloomberg Debt Market

Pg.47

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last 12 months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) Ishares Iboxx Investment Grade Corporate Bond Fund Index is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Pg.48

Ownership of the Company as of September 30, 2012

TOTAL SHAREHOLDERS: 7,338

Conference Call Invitation

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Wednesday, November 7th, 2012, at 10:00 am ET (12:00 pm Local Chile Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Eduardo Escaffi, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (617) 213 4863 or +1 (888) 713 4209 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 13880113.

To access the phone replay, please dial +1 (617) 801 6888 (International)  or +1 (888) 286 8010 (toll free USA) Passcode ID: 41002593.

You can also access to the conference call replay through our Investor Relations website at http://www.enersis.cl.

Pg.49

Contact Information

For further information, please contact us:

Ricardo Alvial Investments and Risks Director mlmr@enersis.cl (56-2) 353 4682	Denisse Labarca Head of Investor Relations denisse.labarca@enersis.cl (56-2) 353 4576	Melissa Vargas Investor Relations Associate emvb@enersis.cl (56-2) 353 4555

Javier Hernández Investor Relations Associate jaha@enersis.cl (56-2) 353 4492	Jorge Velis Investor Relations Associate jgve@enersis.cl (56-2) 353 4552	Carmen Poblete Shares Department Representative cpt@enersis.cl (56-2) 353 4447
Maria Luz Muñoz Investor Relations Assistant mlmr@enersis.cl (56-2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg.50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: November 6, 2012